6/17/03



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 7 2003
DIVISION OF MARKET REGULATION

03054876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
California Fina Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Walter C. Otto + Associates
(Name — *if individual, state last, first, middle name*)

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
WITH INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

TABLE OF CONTENTS

PAGE

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying comparative balance sheets of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (the Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that the Corporation is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Fina Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By: 

Newport Beach, California
March 12, 2003

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
• CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
1601 Dove Street, Suite 200 • Newport Beach, CA 92660-2434
Phone: (949) 757-0101 • COACHELLA VALLEY (760) 773-3930 • Fax (949) 757-0151
Email waltero@worldnet.att.net

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 20,271	$ 76,228
Accounts receivable	33,047	175,000
Commissions receivable	133,323	123,243
Total current assets	186,641	374,471
Property and Equipment		
Computer equipment	121,438	74,015
Office equipment	23,015	18,463
Office furniture	35,028	11,039
Less accumulated depreciation	(57,389)	(40,921)
Net property and equipment	122,092	62,596
Other Assets		
Research and development	298,305	246,392
Deposit with clearing firm	100,543	132,117
Prepaid expenses and rent deposit	32,459	22,402
Total other assets	431,307	400,911
Total assets	$ 740,040	$ 837,978
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable	$ 78,506	$ 136,849
Accrued payroll	6,700	13,151
Accrued taxes	2,803	2,866
Loan payable-bank	40,060	44,119
Loans from shareholders		30,000
Total liabilities	128,069	226,985
Shareholders' Equity		
Capital stock	53,896	20,849
Additional paid-in-capital	507,266	507,266
Retained earnings	50,809	82,878
Total shareholders' equity	611,971	610,994
Total liabilities and shareholders' equity	$ 740,040	$ 837,979

See accompanying notes

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Commissions and fees	$ 3,282,359	$ 2,294,057
Interest income	7,025	1,853
Total revenue	3,289,384	2,295,910
Operating Expenses		
Advertising	17,291	16,116
Automobile expense	12,357	3,152
Bad debts	175,000	
Bank charges	10,203	6,592
Brokers' commissions	1,741,903	1,196,155
Business entertainment		8,892
Consulting fees	10,207	39,618
Contributions	2,275	
Depreciation expense	16,468	15,699
Dues and subscriptions	120,502	114,627
Equipment rental	38,083	29,969
Freight expense	797	2,395
Insurance	1,758	2,847
Interest expense	4,843	4,366
Miscellaneous	6,692	15,678
Office expense	14,945	10,399
Payroll tax expense and Benefits	169,898	21,572
Postage and delivery	6,591	7,826
Printing and reproduction	2,405	10,302
Professional fees	79,632	65,237
Registration fees	24,951	
Rent	122,950	54,568
Repairs and maintenance	23,275	21,996
Salaries and wages	643,093	478,175
Taxes and licenses	2,149	7,247
Telephone	41,790	53,729
Travel and entertainment	30,595	42,272
Total operating expenses	3,320,653	2,229,429
Net income(loss) before provision for taxes:	(31,269)	66,480
Provision for federal income tax	-	2,003
Provision for state franchise tax	800	863
Net income (loss)	$ (32,069)	$ 63,614

See accompanying notes

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002					2001				
	Common Stock					Common Stock				
	Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Equity	Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Equity
Balances at January 1	5,516,344	$ 20,849	$ 507,266	$ 82,878	$ 610,993	5,457,944	$ 20,849	$ 464,933	$ 19,264	$ 505,046
										0
Additional Paid-in Capital					0			42,333		42,333 0
Shares issued	712,900	33,047			33,047	58,400	0			0
Net income (loss)				(32,069)	(32,069)				63,614	63,614
Balances at December 31	6,229,244	$ 53,896	$ 507,266	$ 50,809	$ 611,971	5,516,344	$ 20,849	$ 507,266	$ 82,878	$ 610,994

See accompanying notes

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income / (loss)	$ (32,069)	$ 63,614
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	16,468	15,699
(Increase)decrease in assets:		
Deposit with clearing firm	31,574	(101,854)
Accounts receivable	141,953	
Commissions receivable	(10,080)	(123,243)
Other assets	(61,970)	(50,750)
Increase(decrease) in liabilities:		
Accounts payable	(94,794)	115,378
Loan payable	(4,059)	44,119
Loans from shareholders		28,000
Federal tax liability		2,003
State tax liability	(63)	863
Total adjustments	19,029	(69,785)
Net cash used for operating activities	(13,040)	(6,171)
Cash flows applied to investing activities		
Purchase of property and equipment	(75,964)	(31,605)
Cash flows from capital and related financing activities		
Capital stock	33,047	0
Additional paid-in-capital	(0)	42,333
Net cash provided by capital and related financing activities	33,047	42,333
Net decrease in cash	(55,957)	4,557
Cash at beginning of year	76,228	71,671
Cash at end of year	$ 20,271	$ 76,228
Additional disclosure of		
Cash expended for interest :	$ 4,843	4,366
Cash expended for income tax:		
California Franchise tax	$ 800	$ -

See accompanying notes

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com (the Corporation) was organized under the laws of the State of California on July 13, 1994. The Corporation is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As an introducing broker, the Corporation does not hold customer funds or securities.

The Corporation conducts most of it's business as an introducing broker, processing all customer orders through clearing firms. Customers are located nationwide. The Corporation conducts its business from offices in Newport Beach, California.

Basis of Accounting - The financial statements are presented on the accrual basis of accounting.

Tax Status –The Corporation is a C corporation and pays federal income taxes and California franchise taxes at corporate rates.

Depreciation Method - Office furniture and equipment are valued at cost and are depreciated over their estimated useful lives of five to seven years using the straight line method. The cost of computer equipment is depreciated over an estimated useful life of three years using the straight line method.

COMMISSIONS RECEIVABLE

Receivables from customers consist of commissions due the Corporation. All receivables are current and deemed collectible by management.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At this date and during the years ended December 31, 2002 and 2001, funds deposited did not exceed the amount covered by the Federal Deposit Insurance Corporation.

LOANS PAYABLE

Bank of the West credit line expires February 1, 2006. Interest is at 3.75 percent per annum over the bank prime rate. The current rate as of December 31, 2002 was 8.0 percent and the maximum loan amount is $48,874. The current balance is $40,060.

SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the years audited.

COMMON STOCK

On May 16, 2000, The Corporation's Board of Directors and Corporate Shareholders approved a 40 to 1 stock split of common stock, effective July, 11, 2000. The current number of authorized shares of common stock is 40,000,000. Of these, 6,229,244 shares at a stated value of $.00834 per share are issued and outstanding.

COMMITMENTS

Office Space – The Corporation leases office space in Newport Beach, California. The term of the lease has been extended to December 31, 2004. As included under Other Assets, a refundable security deposit of $6,781 was paid.

The rent for the period January 1, 2002 to December 31, 2003 is $10,731 per month; from January 1, 2004, to December 31, 2004, the rent is $11,182 per month. The lease may be cancelled after the first year by giving a written 180 day notice.

Future lease payments for the years ending December 31 are:

2003	$128,272
2004	134,184

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISK MANAGEMENT

California Fina Group, Inc. is exposed to various risks of loss related to torts; theft of, damage of, and destruction of assets; errors and omissions, injuries to employees and natural disasters. Commercial insurance is carried to provide for these risks.

NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (or 8 to 1 for twelve months after commencing business as a broker or dealer). The Corporation must also maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2002, the Corporation had net capital of $125,525 which was $120,525 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 1.020 to 1.

LITIGATION

Litigation by Alford and Marie Stephenson against Darrell Todd Gibson and Finacorp Securities and Tradebonds.Com is pending in the District Court of Tarrant County, Texas. The plaintiffs have made numerous claims based on the independent actions of Darrell Todd Gibson, an independent registered representative of the Corporation, in the sale of a certificate of deposit and on an offshore promissory note. The Corporation has counter-claimed against the plaintiffs for bringing a groundless action under the Texas Deceptive Trade Practices-Consumer Protection Act ("T.D.T.P.A."). No amount of damages is specified in the petition, however, the remaining issue in the case involves a $40,000 offshore note. The case is currently stayed pending a resolution of Mr. Gibson's bankruptcy. The Corporation intends to vigorously contest the case. Counsel is unable to express an opinion on the outcome of this matter.

A lawsuit was filed by Hazel Bassett et al on July 18, 2001 for the Northern District of Texas, Forth Worth Division. The plaintiffs have made numerous claims based on the actions of Darrell Todd Gibson, an independent registered representative of the Corporation, in the sale of offshore certificates of deposit and promissory notes. The Corporation has counter-claimed against the plaintiffs for bringing groundless action under the T.D.T.P.A. The court recently granted summary judgement in favor of the Corporation after the Corporation agreed to dismiss its counter-claim. It is unknown whether the plaintiffs will file appeal.

The arbitration matter between David Walters and California Fina Group, Inc., DBA Trade Bonds.Com and Finacorp Securities was presented before Judicial Arbitration Mediation Services in Orange County, California. On October 19, 2000, David Walters initiated the present arbitration proceeding, alleging causes of action for breach of contract, rescission and fraud, involving the Funding and Marketing Agreement dated September 28, 2000. Mr. Walters is seeking the return of $125,000 paid to the Corporation plus punitive damages. The Corporation intends to vigorously contest the claim. The Corporation has filed a counter claim against David Walters in the arbitration proceeding, seeking damages including $175,000 still owed.

LITIGATION continued

As of March 15, 2002, the arbitration resulted in the following award: Claimant's claim for breech of contract and recission of contract is denied. Respondents counter-claim for breach of contract is denied. Therefore, the $175,000 account receivable due from David Walters has been written off as a bad debt in the Corporation records.

SUBSEQUENT EVENTS

Common Stock Equity Interests – The Corporation issued warrants entitling the holders to acquire 899,700 shares of common stock at an exercise price of $0.350680 per share. This is exercisable beginning April 1, 2007 through April 1, 2012. The warrants may only be exercised with respect to vested rights. These rights are subject to a vesting schedule tied to production requirements. The right to exercise these warrants shall terminate in the full immediately upon termination of Grantee's continuous service for any reason whatsoever.

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying financial statements of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com as of and for the year ended December 31, 2002, and have issued our report thereon dated March 12, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By:



Newport Beach, California
March 12, 2003

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

Net Capital:		
Total stockholders' equity	$	611,971
Deduction of Nonallowable Assets:		
Accounts receivable		(33,047)
Excess deposit with clearing firm		(543)
Equipment and furniture, net		(122,092)
Research and development		(298,305)
Prepaid expenses and rent deposit		(32,459)
Net capital	$	125,525
Aggregate Indebtedness:		
Accounts payable, loans and accrued expenses	$	128,069
Total aggregate indebtedness	$	128,069
Computation of Basic Net Capital Requirement:		
Minimum net capital required - 6 2/3% of total aggregate indebtedness	$	8,537
Minimum net capital required	$	5,000
Excess net capital	$	120,525
Ratio: Aggregate indebtedness to net capital		1.020 to 1

See accompanying notes

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedule of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (The Corporation) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of The Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Corporation's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

By:



Newport Beach, California
March 12, 2003

California Fina Group DBA Finacorp Securities
Reconciliation Pursuant to Rule 17a-5(d)(4)

Description	Stated in Part IIA Qrtly 12/31/01	Audited	Difference	Comments
Assets: Cash	22,363	20,271	(2,092)	Reconciling Adjustments
Assets: Accounts Receivable	175,000	-	(175,000)	Bad Debt Write Off
Assets: Computer Equipment	114,404	121,438	7,034	Capitalized Expenses
Assets: Accumulated Depreciation	40,921	57,028	16,107	Current Depreciation Expense
Assets: Clearing Deposit	101,338	100,543	(795)	Reconciling Items
Assets: Rent Deposit	6,781	32,253	25,472	Additional Prepaid Expenses
			-	
Liabilities: Accounts Payable	9,076	34,570	25,494	Additional Accounts Payable
Liabilities: Loan Payable	37,915	40,060	2,145	Reconciling Items
Equity: Capital Stock	20,849	53,896	33,047	Sale of Stock
Computation of Net Capital:				
Total Ownership	164,092	125,731	(38,361)	
Equity	775,705	611,971	(163,734)	
Minimum Net Capital Requirement	6,195	8,538	2,343	
Minimum Non-allowable	611,613	486,240	(125,373)	
Net Income	131,613	32,069	(99,544)	
Statement of Changes in Ownership:				
Equity	775,706	611,971	(163,735)	
Capital Surplus	540,565	507,266	(33,299)	